111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

May 17, 2021

VIA EDGAR CORRESPONDENCE

Valerie J. Lithotomos
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VI (the “Trust”)
File Nos. 333-182308; 811-22717

Dear Ms. Lithotomos:

This letter responds to your preliminary comments regarding the registration statements filed on Form N-1A for First Trust Exchange-Traded Fund VI (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on February 26, 2021 (the “Registration Statements”). The Registration Statements relate to the First Trust S-Network Healthcare Technology ETF and First Trust S-Network Streaming & Gaming ETF (each a “Fund” and collectively the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

Comment 1 – Fee Table

Please supplementally provide to the Staff a completed fee table and the expenses for each Fund.

Response to Comment 1

Pursuant to the Staff’s request, a completed fee table for each Fund has been set forth on Exhibit A in this response.

Comment 2 – Fee Table

If the Funds do not have a distribution plan pursuant to Rule 12b-1 under the Investment Company Act of 1940, please consider removing the line item for “Distribution and Service (12b-1) Fees” for each Fund.

Response to Comment 2

Each Fund respectfully declines to revise its fee table to remove the above-mentioned line item, as this presentation of the fee table is consistent with the Trust’s other funds.

Comment 3 – Portfolio Turnover Rate

For each Fund, please add that the Fund is new and does not have a historical portfolio turnover rate.

Response to Comment 3

Each Fund has revised its prospectus in accordance with the Staff’s comment. The following has been added to the disclosure: “The Fund has no operational history and therefore no historical turnover rate.”

Comment 4 – Principal Investment Strategies

For each Fund, please supplementally explain to the Staff the sentence “The Index Provider may, from time to time, exercise reasonable discretion as it deems appropriate in order to maintain Index integrity.”

Response to Comment 4

The Index Provider’s policies and procedures provide that it may make deviations from the Index methodology at its discretion so that the Index continues to achieve its objective. The Index Provider may exercise expert judgement or discretion when the situation calls for the interpretation of data in calculating and maintaining the Index in response to, for example, stock splits, spin-offs or other corporate actions.

Comment 5 – Principal Investment Strategies

Please supplementally provide to the Staff the index methodology for each Fund’s Index.

Response to Comment 5

Each Fund confirms that it will supplementally provide the index methodology for the respective indices to the Staff.

Comment 6 – Principal Investment Strategies

The Staff notes each Fund states, “To the extent the Fund invests a significant portion of its assets in a given jurisdiction or investment sector, the Fund may be exposed to the risks associated with that jurisdiction or investment sector.” Please explain what each Fund means by jurisdiction.

Response to Comment 6

The term “jurisdiction” means country or geographic region for purposes of each Registration Statement. If the Funds will have a concentration in a particular country or geographic region, each Fund confirms it will add appropriate risk disclosure.

Comment 7 – Principal Risks

The Staff notes the Principal Risks are currently ordered alphabetically. Please consider listing the risks in order of importance with most significant risks ordered first.

Response to Comment 7

Each Fund respectfully declines to revise the disclosure as requested by the Staff. Ultimately, each Fund has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A.

Comment 8 – Statement of Additional Information

Please change “Illiquid Securities” to “Illiquid Investments.”

Response to Comment 8

Each Registration Statement has been revised in accordance with this comment.

Comment 9 – General

Please supplementally confirm that each Fund will comply with the FAST Act for exhibit hyperlinking and incorporation by reference.

Response to Comment 9

Each Fund confirms it will comply with the FAST Act in its amended registration statement.

Comment 10 – General

Please consider disclosing more prominently in each prospectus that the Index Provider for each Fund is not affiliated with the Fund.

Response to Comment 10

In accordance with the Staff’s comment, each Fund has added the following disclosure to Item 9: “The Index Provider is not affiliated with the Fund, the Fund’s investment advisor or the Fund’s distributor.”

Comment 11 – Principal Risks

For the First Trust S-Network Healthcare Technology ETF, please consider adding a large capitalization risk if it is applicable for the Fund.

Response to Comment 11

The Fund has revised its prospectus in accordance with the Staff’s comment to add a large capitalization risk.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

First Trust S-Network Healthcare Technology ETF

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.65%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.65%

(1) “Other Expenses” is an estimate based on the expenses the Fund expects to incur for the current fiscal year.

Example

The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling shares of the Fund in the secondary market.

The example assumes that you invest $10,000 in the Fund for the time periods indicated. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$66	$208

First Trust S-Network Streaming and Gaming ETF

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.70%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.70%

(1) “Other Expenses” is an estimate based on the expenses the Fund expects to incur for the current fiscal year.

Example

The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling shares of the Fund in the secondary market.

The example assumes that you invest $10,000 in the Fund for the time periods indicated. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$72	$224